EXHIBIT 99.3

DELTA HOUSE OIL AND GAS LATERAL, LLC

EXHIBIT 99.3

Report of Independent Registered Public Accounting Firm

Members
Delta House Oil and Gas Lateral, LLC
Houston, Texas

We have audited the accompanying balance sheets of Delta House Oil and Gas Lateral, LLC (the “Company”) as of December 31, 2016 and 2015 and the related statements of operations, changes in members’ equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta House Oil and Gas Lateral, LLC at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas
March 3, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.
BDO is the brand name for the BDO network and for each of the BDO Member Firms.

EXHIBIT 99.3

DELTA HOUSE OIL AND GAS LATERAL, LLC
BALANCE SHEETS
(in thousands)

	December 31
	2016	2015
ASSETS:
Current assets
Cash and cash equivalents	$1,983	$1,364
Accounts receivable - related party	11,743	10,201
Total current assets	13,726	11,565
Restricted cash - decommissioning	463	135
Accounts receivable - related party - decommissioning	47	60
Property and equipment, net	168,144	173,341
Total assets	$182,380	$185,101
LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$170	$14
Accounts payable and accrued liabilities - affiliate	19	19
Total current liabilities	189	33
Asset retirement obligations	2,418	2,198
Total liabilities	2,607	2,231
Commitments and contingencies (see Note 3)	—	—
Members’ equity	179,773	182,870
Total liabilities and members’ equity	$182,380	$185,101
See accompanying notes to financial statements.

EXHIBIT 99.3

DELTA HOUSE OIL AND GAS LATERAL, LLC
STATEMENT OF OPERATIONS
(in thousands)

	Year Ended December 31
	2016	2015
Revenues - Related Party	$68,381	$30,902
Expenses
General and administrative	361	189
Depreciation	4,884	3,162
Accretion of asset retirement obligations	85	99
Total Expenses	5,330	3,450
Net Income	$63,051	$27,452
See accompanying notes to financial statements.

EXHIBIT 99.3

DELTA HOUSE OIL AND GAS LATERAL, LLC
STATEMENT OF MEMBERS' EQUITY
(in thousands, except unit amounts)

	Class A		Class B		Class C		Class D		Members'
	Issued	Amount	Issued	Amount	Issued	Amount	Issued	Amount	Equity
Balance, December 31, 2014	5,409	$151,560	—	$—	—	$—	3	$3	$151,563
Capital contributions	—	24,287	—	—	—	—	—	—	24,287
Distributions	—	(20,432)	—	—	—	—	—	—	(20,432)
Net income	—	27,452	—	—	—	—	—	—	27,452
Balance, December 31, 2015	5,409	182,867	—	—	—	—	3	3	182,870
Distributions	—	(66,148)	—	—	—	—	—	—	(66,148)
Net income	—	63,051	—	—	—	—	—	—	63,051
Balance, December 31, 2016	5,409	$179,770		$—	—	$—	3	$3	$179,773

See accompanying notes to financial statements.

EXHIBIT 99.3

DELTA HOUSE OIL AND GAS LATERAL, LLC
STATEMENT OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2016	2015
Cash flows from operating activities
Net Income	$63,051	$27,452
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,884	3,162
Accretion of asset retirement obligations	85	99
Changes in operating assets and liabilities:
Accounts receivable - related party	(1,529)	(8,163)
Accounts payable and other current liabilities	156	(2)
Net cash provided by operating activities	66,647	22,548
Cash flows from investing activities
Change in restricted cash	(328)	(135)
Payments for capital expenditures	—	(28,042)
Other	448	—
Net cash provided by (used in) investing activities	120	(28,177)
Cash flows from financing activities
Capital contributions	—	24,287
Distributions to members	(66,148)	(20,432)
Net cash provided by (used in) financing activities	(66,148)	3,855
Increase (decrease) in cash and cash equivalents	619	(1,774)
Cash and cash equivalents, beginning of year	1,364	3,138
Cash and cash equivalents, end of year	$1,983	$1,364

Non-cash investing activities
Changes in property and equipment funded through accounts payable and accrued liabilities	$—	$(9,735)
Changes in asset retirement cost	$135	$2,099

See accompanying notes to financial statements.

EXHIBIT 99.3

1.	Organization and Nature of Operations
Delta House Oil and Gas Lateral, LLC (the “Company”) was formed in the state of Delaware as a limited liability company on October 18, 2012. The Company will continue in existence until it is dissolved and terminated by the members of the Company in accordance with the provisions of the Limited Liability Agreement (the “LLC Agreement” or “Operating Agreement”). The Company was formed to finance, design, construct, and own and operate oil and natural gas lateral transportation facilities (the “Facilities”), which receive and transport production of hydrocarbons from the Marmalard, Neidermeyer, and SOB 2 prospects (the “Anchor Prospects”), the Blue Wing Olive, Malachite, and SOB III prospects (the “Secondary Prospects”), and the Otis and Odd Job prospects (the “Additional Priority Prospects”) in the Gulf of Mexico and any future additional prospects from a floating production platform (the “Base FPS”) developed by Delta House FPS, LLC, to commercial pipeline operators. The planned capacity of the Facilities is 100,000 barrels of oil per day and 240 MMCF of natural gas per day.

The Base FPS and the Facilities commenced operations in April 2015.

On December 6, 2012, the Company entered into agreements with the producers (the “Producers”) of the Anchor Prospects and the Secondary Prospects, and then subsequently of the Additional Priority Prospects, to provide oil and natural gas transportation services (collectively, the “Transportation Agreements”). The Producers have agreed to pay the Company a variable fee for each barrel of oil and MMBtu of natural gas produced and delivered to the Base FPS. Additionally, the Producers are contractually obligated to pay a fixed monthly fee of $925 for oil and $943 for natural gas for the right to use the Facilities.

Profits and losses are allocated to the members in proportion to their equity percentage interests, with certain restrictions dictated by specific terms under the LLC Agreement.

2.	Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation

The financial statements have been prepared in U.S. dollars using accounting principles generally accepted in the United States ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments, with original maturities of three months or less. There were no cash equivalents as of December 31, 2016 or 2015.

Restricted Cash

The Company maintains restricted cash for future decommissioning obligations, and has collected and recorded $463 and $135 of long-term restricted cash as of December 31, 2016 and 2015, respectively.

Accounts Receivable - Related Party

Receivables from the sale of oil and natural gas transportation services are unsecured. All accounts receivable are from the Producers, who are members of the Company. Allowance for doubtful accounts are determined based on management’s assessment of the creditworthiness of the customer. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. At December 31, 2016 and 2015, management believed that all balances from customers were fully collectible such that no allowance for doubtful accounts was deemed necessary.

Revenue Recognition

Revenue from our oil and natural gas export offshore pipelines is based on a fixed monthly fee for the right to use the Facilities and a fixed fee per unit of volume gathered or transported multiplied by the volume delivered. Transportation fees are based on contractual arrangements. Revenue associated with these fee-based contracts is recognized when volumes have been

EXHIBIT 99.3

delivered.

The Company recognizes a decommissioning fee for each barrel of oil equivalent processed and has recorded $314 and $194 of decommissioning fee revenue during the years ended December 31, 2016 and 2015, respectively.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable. The carrying amounts approximate fair value due to the short-term nature of these instruments.

Property and Equipment

Property and equipment are recorded at cost. Betterments are capitalized. Repair and maintenance costs are expensed as incurred. Property and equipment consists of the following (in thousands):

	Useful Life (Years)	December 31, 2016	December 31, 2015
Pipelines	27	$176,190	$176,503
Accumulated depreciation		(8,046)	(3,162)
Property and equipment, net		$168,144	$173,341
The estimated useful lives of the Facilities are revised when circumstances or events indicate that the overall life of the Facilities differs from the previous estimate. In the fourth quarter of 2016 the useful lives were revised from 40 years to 27 years based on changes in the estimated production life of the oil and natural gas reserves on which the Facilities are dependent. Changes in estimated useful lives are accounted for prospectively from the date of the revision as a change in accounting estimate.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, net of any salvage value. Depreciation expense during the years ended December 31, 2016 and 2015 was $4,884 and $3,162, respectively.

The recoverability of long-lived assets are evaluated when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If such impairment indicators exist, the Company performs a two-step impairment test. First, the undiscounted future cash flows of the long-lived assets are estimated and compared to assets’ carrying value and, if the undiscounted cash flows are less than the carrying value, the assets are considered impaired. Second, the impairment loss is measured by reducing the carrying value to the estimated fair value of the assets which is determined through either quoted market prices in active markets or present value techniques. No impairment losses were recorded during the years ended December 31, 2016 and 2015.

Asset Retirement Obligations (“AROs”)

AROs are legal obligations associated with the removal and abandonment of tangible long-lived assets and are recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. AROs are initially measured at their estimated fair values and recorded as liabilities with an increase as well to the carrying amount of the related long-lived asset. In future periods subsequent to initial recognition, accretion of the liability is recognized each period and the asset is depreciated using the straight-line method over its useful life. During the year ending December 31, 2015, the Company recorded an ARO relating to the future dismantlement of the Facilities. A revision to the estimate was recorded during the year ended December 31, 2016 due to changes in the estimated costs to remove and abandon the assets. Accretion expense during the years ended December 31, 2016 and 2015 was $85 and $99, respectively.

EXHIBIT 99.3

The following table provides an analysis of changes in the ARO liability during the years ended December 31, 2016 and 2015 (in thousands):

	2016	2015
Beginning balance	$2,198	$—
Liabilities incurred	—	2,099
Revisions in estimate	135	—
Accretion	85	99
Ending balance	$2,418	$2,198

Use of Estimates

When preparing financial statements in conformity with U.S. GAAP, management must make estimates and assumptions based on information available at the time. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities as of the date of the financial statements. Estimates and assumptions are based on information available at the time such estimates and assumptions are made. Adjustments made with respect to the use of these estimates and assumptions often relate to information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements. Estimates and assumptions are used in, among other things i) analyzing long-lived assets and assets for possible impairment, ii) estimating the useful lives of assets, and iii) estimating the inputs required in calculating the asset retirement obligations. Actual results could differ materially from estimated amounts.

Income Taxes

The Company files its federal income tax return as a limited liability corporation under the Internal Revenue Code. In lieu of corporate income taxes, the members of the Company are taxed on their proportionate share of the Company’s taxable income. Accordingly, no provision or liability has been recognized for federal income tax purposes in the accompanying financial statements, as taxes are the responsibility of the individual members of the Company.

The Company’s assets are located in federal waters in the Gulf of Mexico, and therefore, are not subject to state income taxes.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company had no uncertain tax positions as of the years ended December 31, 2016 and 2015. During the years ended December 31, 2016 and 2015, the Company did not incur any income tax-related interest or penalties.

None of the Company’s federal income tax returns are currently under examination by the Internal Revenue Service (“IRS”). However, fiscal years 2012 and later remain subject to examination by the IRS.

Concentration of Credit Risk

The Company’s primary assets, which are located in the Gulf of Mexico, provide transportation services to producers of oil and natural gas from the Base FPS. The Company has a concentration of accounts receivable balances due from companies engaged in the production of oil and natural gas in the Gulf of Mexico. These customers may be similarly affected by changes in economic, regulatory, weather, or other factors.

The Company maintains cash and cash equivalents and restricted cash balances at financial institutions in the United States of America, which at times exceed federally insured amounts. The Company has not experienced any losses in such accounts, and does not believe a significant concentration of credit risk exists with its cash and cash equivalents.

EXHIBIT 99.3

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The standard’s effective date has been deferred by the issuance of ASU No. 2015-14, and is effective for public entities for annual and interim periods beginning after December 15, 2017, and effective for nonpublic entities for annual periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The guidance permits using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). Early application is permitted, but not before December 15, 2016, the ASU’s original effective date. The Company is currently assessing the performance obligations related to its long-term revenue contracts and the impact the new guidance will have on the timing of its revenue recognition.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). The ASU intends to reduce diversity in practice on how the following cash activities are presented in the statement of cash flows: (1) debt prepayment or debt extinguishment costs; (2)settlement of zero-coupon debt instruments; (3) contingent considerations payments made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate and bank-owned life insurance policies; (6) distributions received from equity method investments; and (7) beneficial interests in securitization transactions. The guidance also describes a predominance principle in which cash flows with aspects of more than one class that cannot be separated should be classified based on the activity that is likely to be the predominant source or use of cash flow. The guidance is effective for public entities for annual and interim periods beginning after December 15, 2017, and effective for nonpublic entities for annual periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted, provided that all of the amendments are adopted in the same period, and must be applied using a retrospective transition method. The Company is currently evaluating the impact of the guidance on its financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the Emerging Issues Task Force). The ASU intends to address classification and presentation of changes in restricted cash on the statement of cash flows. The standard requires an entity’s reconciliation of the beginning-of-period and end-of-period total amounts shown on the statement of cash flows to include in cash and cash equivalents amounts generally described as restricted cash and restricted cash equivalents. The ASU does not define restricted cash or restricted cash equivalents, but an entity will need to disclose the nature of the restrictions. The guidance is effective for public entities for annual and interim periods beginning after December 15, 2017, and effective for nonpublic entities for annual periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, adjustments should be reflected at the beginning of the fiscal year that includes that interim period. Entities should apply this ASU using a retrospective transition method to each period presented. The Company is currently evaluating the impact of the guidance on its financial statements.

3.	Commitments and Contingencies
Legal Proceedings

The Company is not currently party to any pending litigation or governmental proceedings, other than ordinary routine litigation incidental to its business. While the ultimate impact of any proceedings cannot be predicted with certainty, the Company believes that the resolution of any of its pending proceedings will not have a material effect on its financial condition or results of operations.

EXHIBIT 99.3

Environmental Matters

The Company is subject to federal and state laws and regulations relating to the protection of the environment. Environmental risk is inherent to processing platform operations and oil and natural gas pipeline transportation, and it could, at times, be subject to environmental cleanup and enforcement actions. The Company is not aware of any material environmental matters.

4.	Related Party Transactions
Transportation Agreements

The Company entered into separate Transportation Agreements with the Producers. Under the terms of the Transportation Agreements, the Company agreed to construct, install, and decommission the Facilities that accepts dedicated production from the Anchor Prospects and Additional Priority Prospects at the Base FPS in the Gulf of Mexico, and deliver the production to pipeline operators. In addition, the Company ensures that LLOG Exploration Offshore, LLC (“LLOG”) operates the Company’s Facilities according to the project agreements. The Producers currently hold Class A Units in the Company.

The Company billed the Producers a total of $68,381 and $30,902 for transportation and decommissioning fees for services performed during the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, the Company had total receivables of $11,790 and $10,261, respectively, due from the Producers.

Asset Management Agreement

Consolidated Asset Management Services (Texas), LLC (“CAMS”), provides construction and asset management services to the Company under the terms of an Asset Management Agreement (“AMA”). CAMS is indirectly owned by Tessa Group, LLC, a general partner holding a 60% partnership interest in CAMS, and ArcLight Asset Management, LLC, a limited partner which (i) holds a 40% partnership interest in CAMS and (ii) is an affiliate of ArcLight Capital Partners, LLC (“ArcLight”). At December 31, 2016, ArcLight holds an effective 38.8% of the Class A units in the Company through its subsidiaries, Otter Offshore Holdings, LLC and Pinto Offshore Holdings, LLC.

The initial term of the AMA was through the date of First Commercial Production, which is defined as the date on which the last of the following occurs: (a) the Base FPS has been constructed, installed, and commissioned pursuant to the Construction Contracts and the Project Management Agreement by Delta House FPS, LLC, (b) production is delivered from an Anchor Prospect to the Base FPS, and the Base FPS accepts such delivery, or (c) the Base FPS delivers Hydrocarbons to the Lateral Facilities owned by the Company for delivery to the Commercial Pipeline Delivery Point. The initial term of the AMA ended in April 2015. As no party declined to extend the AMA with one hundred twenty (120) days written notice before the end of the initial term, the AMA was and will continue to be automatically renewed for successive periods of one (1) year each until such an extension decline occurs. CAMS is paid a fixed monthly fee and recovers the expenses it incurs under the AMA.

During the years ended December 31, 2016 and 2015, the Company incurred costs of $225 and $225, respectively, related to the AMA, of which $0 and $94 was capitalized, respectively.

As of December 31, 2016 and 2015, the Company had accounts payable due to CAMS of $19 and $19, respectively.

Project Management Agreement and Operating Agreement

LLOG provided project management services to the Company under the terms of a Project Management Agreement (“PMA”). LLOG, along with its subsidiary, LLOG Bluewater Holdings, LLC, holds a combined partnership interest in the Company of 0.5%%.

The PMA terminated on the earliest of: (a) First Commercial Production and the substantial completion of all activities under the Construction Contracts and payment of Project Costs, (b) written consent of all Parties terminating the PMA, or (c) at the election of each Owner, with respect to its respective Project Facilities, or the election by all Owners with respect to all Project Facilities, upon termination of all Production Handling Agreements or Transportation Agreements, in accordance with their termination provisions. First Commercial Production and the substantial completion of all activities under the Construction Contracts and payment of Project Costs occurred in April 2015, at which point, the PMA terminated, and the Operating Agreement between the Company and LLOG became effective. LLOG was paid a fee equal to 2.5% of the incurred project costs and recovered the expenses it incurred under the PMA. Under the Operating Agreement, LLOG operates the Base FPS and is paid a fee of 12% of the cost of operating the Base FPS, exclusive of certain legal expenses. These fees were billed

EXHIBIT 99.3

directly to the Producers.

During the years ended December 31, 2016 and 2015, the Company incurred costs of $0 and $877, respectively, related to the PMA, which were capitalized.

5.	Members’ Equity
There are four classes of equity units as established by the LLC Agreement:

•	Class A units - a class of capital interests in respect of construction and operation of the Facilities

•	Class B units - a class of capital interests in respect of construction cost overruns with respect to the Facilities

•	Class C units - a class of capital interests in respect of expansions to the Facilities

•	Class D units - a class of capital interests in respect of unreimbursed major expenditures related to the Facilities
Class B, C, and D units have no voting rights. Distributions to members holding each class of equity units are subject to waterfall provisions contained in the operating agreement.

For purposes of adjusting the capital accounts of the members, the net profits, net losses, and, to the extent necessary, individual items of income, gain, loss and deduction, for any fiscal year or other period, shall be allocated among the members in a manner such that the adjusted capital account of each member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to then distributions that would be made to such member, if the Company were dissolved, its affairs wound up, and its properties sold for cash equal to their gross asset values, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the gross asset value of the asset securing such liability), and the net assets of the Company were distributed to the members immediately after making such allocation.

During the year ended December 31, 2015, $24,287 of Class A capital contributions were made by the members. No contributions were made during the year ended December 31, 2016.

During the years ended December 31, 2016 and 2015, the Company paid distributions totaling $66,148 and $20,432, respectively, to the members of Class A units.

6.	Subsequent Events
The Company has evaluated subsequent events through March 3, 2017, which is the date these financial statements were available for issuance.